Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of
Biostar Pharmaceuticals, Inc.

We hereby consent to your incorporation of our audit report dated March 27, 2012 relating to the consolidated financial statements of Biostar Pharmaceuticals, Inc. as of and for each of the years ended December 31, 2011 and 2010 in the Annual Report on Form 10-K of Biostar Pharmaceuticals, Inc.

Mazars CPA Limited Certified Public Accountants
Hong Kong
March 27, 2012